CERTIFICATE

I, Julian Cassells, do hereby certify as follows:

1. I am a Managing Director at The Altman Group, Inc. ("Altman"), a proxy solicitation and corporate governance consulting firm with experience in working with publicly traded companies around the world.

2. At the request of OAO Rostelecom ("Rostelecom"), Altman reviewed the trading activity in the company's common stock on all the exchanges where it is traded. Those exchanges are the RTS Stock Exchange, the Moscow Interbank Currency Exchange (MICEX), the New York Stock Exchange (NYSE), the Frankfurt Stock Exchange, and the London International Stock Exchange.

3, The purpose of the analysis was to determine the extent of ADR trading (on the New York Stock Exchange) relative to that of Rostelecom's overall common stock trading activity over a 365 day period.

4. The trading volume data for the common stock and corresponding ADRs was obtained from Bloomberg L.P., the well-known supplier of financial data to the investment community. Trading in Rostelecom's common stock on all exchanges was obtained for the period beginning December 2, 2008 and ending on December 2, 2009.

5. The data used in this analysis is attached hereto as Attachment A. This certificate is based upon the assumption that the information provided by Bloomberg L.P. is accurate.

7. The results of Altman's analysis indicate that the percentage of trading in the company's ADRs on US stock exchanges, after taking into account the conversion ration of one ADR equaling six ordinary shares, for the year ending December 2, 2009 is 0.67% of the overall trading activity in Rostelecom's common stock.

IN WITNESS WHEREOF, this Certificate is effective as of the 2nd day of December, 2009.

The Altman Group, Inc.

By: ______________________

Name: Julian Cassells

Title: Managing Director